LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM
STUART REED, ESQUIRE
OF COUNSEL	DIRECT E-MAIL:
LAURAANTHONYPA@AOL.COM

April 23, 2010

VIA ELECTRONIC EDGAR FILING

John Dana Brown, Attorney-Advisor
Securities and Exchange Commission
450 Fifth Street, N.W., Stop 3561
Washington, D.C. 20549-3561

Re:	Milwaukee Iron Arena Football, Inc.
Revised Schedule 14C Information Statement
Filed March 25, 2010
File No. 000-27831

Dear Mr. Brown:

We have electronically filed herewith on behalf of Milwaukee Iron Arena Football, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Information Statement.  This Amendment No. 1 is marked with &ltR> tags to show changes made from the previous filings.  In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Richard Astrom, CEO, dated April 8, 2010.  We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Comment 1.  Please provide balancing language discussing that the increase in authorized shares may have an anti-takeover effect.

Response:   The following language was inserted at the end of the section entitled “Purpose and Effect of Increasing the Authorized Shares of Common Stock”:

The increase in the authorized number of shares of our common stock is not intended to have any anti-takeover effect on the date of this Information Statement.  However, stockholders should note that the availability of additional authorized and unissued shares of common stock could make any attempt to gain control of us or our Board of Directors more difficult or time consuming and that the availability of additional authorized and unissued shares might make it more difficult to remove management.  Although our Board of Directors currently has no intention of doing so, shares of common stock could be issued by our Board of Directors to dilute the percentage of common stock owned by a significant stockholder and increase the cost of, or the number of, voting shares necessary to acquire control of the Board of Directors or to meet the voting requirements imposed by the NRS with respect to a merger or other business combination involving us.  In addition, it is possible that our officers and directors may use the additional shares to resist or frustrate third-party transactions that may provide an above-market premium for the purchase of our stock that may be favored by majority of independent shareholders.

While it may be deemed to have potential anti-takeover effects as described above, the increase in the authorized common stock is not prompted by any specific effort or takeover threat currently perceived by management.

Comment 2.  You disclose on pages eight and nine that you currently have 30,281,982 outstanding shares of common stock, and you indicate on page eight that you are splitting 10,049 shares of common stock.  Please provide us with a supplemental response explaining how this split will occur.  Discuss all outstanding shares of common stock, how they will be treated in the split, and any rationale for differing treatment.

Response:  The split was authorized on February 18, 2010 with a record date of January 25, 2010, one day prior to the closing of the merger on January 26, 2010.  After the record date but before the effective date, we have issued 30,271,933 shares of common stock, bringing the total outstanding to 30,281,982 on a pre-split basis.  Of the 30,281,982 shares currently outstanding, only 10,049 were outstanding on the record date of January 25, 2010.  Upon effectiveness of the split, those 10,049 outstanding shares will be converted into 10,049,000 shares, an increase of 10,038,951 shares; bringing the total outstanding shares to 40,320,933.

Pursuant to your request, the company acknowledges the following:
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
  The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
  The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Legal & Compliance, LLC

By: /s/ LAURA ANTHONY
Laura Anthony, Esq.

Milwaukee Iron Arena Football, Inc.

Date: April 23, 2010

/s/ RICHARD ASTROM

Name:  Richard Astrom
Title:  Chief Executive Officer, Chairman, Director

Date: April 23, 2010

/s/ CHRISTOPHER ASTROM

Name:   Christopher Astrom
Title:  Director, CFO, Principal Accounting Officer

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